Exhibit 99.1

PRELIMINARY FINAL REPORT 2024

An Alternate Future

Alterity Therapeutics Limited
ACN 080 699 065

Lodged with the ASX under Listing Rule 4.3A.
This information should be read in conjunction with the Annual report.

Alterity

Alterity Therapeutics Limited

ACN 080 699 065

Preliminary Final Report - 30 June 2024

Alterity Therapeutics Limited

Appendix 4E - Preliminary Final Report

For the year ended 30 June 2024

Name of entity	Alterity Therapeutics Limited
ABN or equivalent company reference	37 080 699 065
Current reporting period	30 June 2024
Corresponding reporting period	30 June 2023

Results for announcement to the market

				$
Revenue for ordinary activities	Up	1,533.1%	to	268,419
Net loss after tax (from ordinary activities) for the year attributable to members	Up	38.5%	to	19,123,464
Net loss after tax for the year attributable to members	Up	38.5%	to	19,123,464

Net tangible assets per share

	30 June 2024	30 June 2023
Net tangible asset backing per share (cents)	0.27	0.94

Dividends

No dividends have been paid during the financial year (2023: nil). The Directors do not recommend the payment of a dividend in respect of the current financial year (2023: nil).

Principal activities

The Group’s principal activities during the course of the year were to develop disease modifying treatments for neurodegenerative disease. There have been no significant changes in the nature of those principal activities during the financial year.

Explanation of results

Alterity Therapeutics Limited recorded revenue of $268,419 for the year ended 30 June 2024 (2023: $16,436), which is interest received on the Group’s bank accounts. Alterity Therapeutics Limited has incurred a loss for the year of $19,123,464 (2023: $13,806,515).

As at 30 June 2024 the company’s cash position was $12,638,885 (30 June 2023: $15,773,783).

The preliminary report follows, with the further details to be included in the audited financial statements to be released by 30 September 2024.

Changes in controlled entities

N/A

Other information required by Listing Rule 4.3A

N/A

Corporate structure

Alterity Therapeutics Limited is a company limited by shares that was incorporated in and is domiciled in Australia. Alterity Therapeutics Limited has 2 wholly owned subsidiaries:

●	Alterity Therapeutics Inc., a company limited by shares that was incorporated in and is domiciled in the United States; and

●	Alterity Therapeutics UK Limited, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

Audit

The financial statements are currently in the process of being audited. The audited financial statements along with the independent auditor report for the year end 30 June 2024 will be provided in due course.

This report is based on accounts which are in the process of being audited. The 30 June 2024 financial report, when audited, is likely to contain an independent auditor’s report which includes a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Additional disclosure has been included in Note 7 to the financial statements.

Alterity Therapeutics Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2024

	Notes	2024	2023
		$	$
Interest income	1	268,419	16,436
Other income	1	4,019,285	3,916,333
Expenses
Intellectual property expenses		(214,304)	(285,067)
General and administration expenses	2	(4,762,643)	(5,039,421)
Research and development expenses	2	(18,644,047)	(13,198,583)
Other operating expenses		(5,238)	(29,404)
Other gains/(losses)	2	261,152	917,650
Loss before income tax		(19,077,376)	(13,702,056)
Income tax expense		(46,088)	(104,459)
Loss for the year		(19,123,464)	(13,806,515)
Other comprehensive income
Other comprehensive income for the year, net of tax		-	-
Total comprehensive loss for the year		(19,123,464)	(13,806,515)

	Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the company:
Diluted loss per share	0.52	0.57

Alterity Therapeutics Limited

Consolidated statement of financial position

As at 30 June 2024

	Notes	30 June 2024	30 June 2023
		$	$
ASSETS
Current assets
Cash and cash equivalents		12,638,885	15,773,783
Trade and other receivables	3(a)	4,041,675	8,665,704
Other current assets	4(a)	2,356,300	2,609,286
Total current assets		19,036,860	27,048,773
Non-current assets
Property, plant and equipment		32,154	61,776
Right-of-use assets		154,729	207,087
Total non-current assets		186,883	268,863
Total assets		19,223,743	27,317,636
LIABILITIES
Current liabilities
Trade and other payables	3(c)	4,619,947	3,517,708
Provisions	4(b)	530,699	729,202
Other current liabilities		100,000	-
Lease liabilities		107,131	107,177
Current tax liabilities		15,995	27,930
Total current liabilities		5,373,772	4,382,017
Non-current liabilities
Provisions		-	19,503
Lease liabilities		51,914	103,207
Total non-current liabilities		51,914	122,710
Total liabilities		5,425,686	4,504,727
Net assets		13,798,057	22,812,909
EQUITY
Contributed equity	5(a)	223,152,985	213,971,323
Reserves	5(c)	4,806,203	3,972,475
Accumulated losses	5(b)	(214,161,131)	(195,130,889)
Total equity		13,798,057	22,812,909

Alterity Therapeutics Limited

Consolidated statement of changes in equity

For the year ended 30 June 2024

		Attributable to owners of Alterity Therapeutics Limited
	Notes	Contributed equity	Reserves	Accumulated losses	Total equity
		$	$	$	$
Balance at 1 July 2022		213,787,061	3,565,918	(181,884,388)	35,468,591
Loss for the year		-	-	(13,806,515)	(13,806,515)
Total comprehensive loss for the year		-	-	(13,806,515)	(13,806,515)
Transactions with owners in their capacity as owners:
Issue of ordinary shares		316,675	-	-	316,675
Issue of options			983,721		983,721
Transaction costs		(132,413)	-	-	(132,413)
Expired options		-	(560,014)	560,014	-
Forfeited options			(17,150)		(17,150)
		184,262	406,557	560,014	1,150,833
Balance at 30 June 2023		213,971,323	3,972,475	(195,130,889)	22,812,909

Balance at 1 July 2023		213,971,323	3,972,475	(195,130,889)	22,812,909
Loss for the year		-	-	(19,123,464)	(19,123,464)
Total comprehensive loss for the year		-	-	(19,123,464)	(19,123,464)
Transactions with owners in their capacity as owners:
Issue of ordinary shares		10,099,682			10,099,682
Equity to be issued	5(a)	-	45,000	-	45,000
Issue of options		-	881,950	-	881,950
Transaction costs		(918,020)	-	-	(918,020)
Forfeited options		-	(93,222)	93,222	-
		9,181,662	833,728	93,222	10,108,612
Balance at 30 June 2024		223,152,985	4,806,203	(214,161,131)	13,798,057

Alterity Therapeutics Limited

Consolidated statement of cash flows

For the year ended 30 June 2024

	2024	2023
	$	$
Cash flows from operating activities
Payments to suppliers and employees	(21,393,136)	(19,943,617)
Interest received	269,075	15,798
R&D tax incentive refund	8,583,477	-
Interest paid	(7,217)	(4,565)
Income taxes paid	(58,023)	(103,453)
Net cash inflow (outflow) from operating activities	(12,605,824)	(20,035,837)

Cash flows from investing activities
Payments for rental security deposits	-	(29,150)
Payments for property, plant and equipment	(5,722)	(7,311)
Net cash inflow (outflow) from investing activities	(5,722)	(36,461)

Cash flows from financing activities
Proceeds from issue of shares and other equity securities	10,144,682	316,675
Transaction costs relating to issue of equity	(918,020)	(132,413)
Principle elements of lease payments	(10,370)	(59,922)
Net cash inflow (outflow) from financing activities	9,216,292	124,340

Net increase (decrease) in cash and cash equivalents	(3,395,254)	(19,947,958)
Cash and cash equivalents at the beginning of the financial year	15,773,783	34,806,799
Effects of exchange rate changes on cash and cash equivalents	260,356	914,942
Cash and cash equivalents at end of year	12,638,885	15,773,783

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2024

1	Interest and other income

	2024	2023
	$	$
Interest income	268,419	16,436
R&D tax incentive (1)	4,019,285	3,914,230
Miscellaneous income	-	2,103
	4,287,704	3,932,769

(1)	A 43.5% R&D Tax incentive refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. For the years ended June 30, 2024, June 30, 2023, the Group is eligible to receive the refundable tax offset, the management with input from an independent expert, has applied judgement when assessing activities and expenditures that are likely to be eligible under the incentive scheme and therefore recorded $4,019,285 and $3,914,230 in other income, respectively.

2	Loss for the year

	2024	2023
	$	$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	35,344	37,854
Depreciation on leased assets	112,185	64,409
Employee expenses (non R&D related)	515,803	926,314
Consultant and director expenses	321,000	320,500
Audit, internal control and other assurance expenses	241,828	238,728
Corporate compliance expenses	790,350	457,215
Insurance expenses	676,219	721,732
Other administrative and office expenses	1,018,962	1,101,477
Share-based payment expenses	881,950	966,571
Corporate advisory	169,000	204,621
	4,762,641	5,039,421
Research and development expenses [1]
Employee expenses	2,456,230	2,720,345
Other research and development expenses	16,187,817	10,478,238
	18,644,047	13,198,583
Other operating expenses
Foreign exchange (gain)/loss	(261,152)	(917,650)
	(261,152)	(917,650)

[1]	Research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2024

(continued)

3	Financial assets and financial liabilities

(a)	Trade and other receivables

	30 June 2024			30 June 2023
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
R&D tax incentive receivable	4,019,286	-	4,019,286	8,583,635	-	8,583,635
Accrued interest income	157	-	157	656	-	656
Goods and services tax receivable	22,232	-	22,232	16,184	-	16,184
Other receivable	-	-	-	65,229	-	65,229
	4,041,675	-	4,041,675	8,665,704	-	8,665,704

R&D tax incentive receivable represents the amount of R&D tax incentive the Group expects to recover. For further details, see note 1.

(i)	Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(b)	Cash and cash equivalents

	30 June 2024	30 June 2023
	$	$
Cash at bank and in hand	12,638,885	15,581,070
Deposits at call	-	192,713
	12,638,885	15,773,783

(i)	Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours’ notice with no loss of interest.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2024

(continued)

3	Financial assets and financial liabilities (continued)

(c)	Trade and other payables

		30 June 2024			30 June 2023
	Notes	Current	Non- current	Total	Current	Non- current	Total
		$	$	$	$	$	$
Trade payables		581,137	-	581,137	1,716,135	-	1,716,135
Accrued research and development expenses		3,499,960	-	3,499,960	1,458,310	-	1,458,310
Accrued personnel fees		166,063	-	166,063	-	-	-
Accrued professional fees		234,899	-	234,899	222,126	-	222,126
Other accrued expenses		123,457	-	123,457	87,223	-	87,223
Other payables		14,431	-	14,431	33,914	-	33,914
		4,619,947	-	4,619,947	3,517,708	-	3,517,708

Trade payables are unsecured and are usually paid within 30 days of recognition.

4	Non-financial assets and liabilities

This note provides information about the group’s non-financial assets and liabilities, including:

(a)	Other current assets

	30 June 2024	30 June 2023
	$	$
Prepayments	2,315,632	2,569,522
Others	40,668	39,764
	2,356,300	2,609,286

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2024

(continued)

4	Non-financial assets and liabilities (continued)

(b)	Provisions

	30 June 2024			30 June 2023
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Annual leave	318,694	-	318,694	420,380	-	420,380
Long service leave	212,005	-	212,005	308,822	19,503	328,325
	530,699	-	530,699	729,202	19,503	748,705

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data.

(i)	Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. Majority of the balance is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

(ii)	Movements in provisions

	30 June 2024	30 June 2023
Annual Leave
Carrying amount at start of year	420,380	371,877
Charged/ (credited) to profit or loss – additional provisions recognised	179,923	272,502
Amounts used during the year	(280,618)	(232,747)
Change in foreign exchange	(991)	8,748
Carrying amount at end of year	318,694	420,380

	30 June 2024	30 June 2023
Long service leave
Carrying amount at start of year	328,325	298,143
Charged/ (credited) to profit or loss – additional provisions recognised	30,308	30,182
Amounts used during the year	(146,628)	-
Carrying amount at end of year	212,005	328,325
Total	530,699	748,705

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2024

(continued)

5	Equity

(a)	Contributed equity

	Notes	30 June 2024	30 June 2023	30 June 2024	30 June 2023
		Shares	Shares	$	$
Ordinary shares - fully paid		5,245,115,318	2,439,897,618	223,152,985	213,971,323

(i)	Movements in ordinary shares:

Details	Number of shares	Total $
Balance at 1 July 2023	2,439,897,618	213,971,323
Issue at $0.0035 (2023-11-29)	362,462,762	1,268,620
Issue at $0.0035 (2024-01-08)	1,008,965,805	3,531,380
Issue at $0.0035 (2024-02-02)	571,428,556	2,000,000
Issue at $0.0038 (2024-03-04)	855,263,158	3,250,000
Issue at $0.0070 (2024-04-22)	7,097,419	49,682
Security issuance costs	-	(918,020)
Balance at 30 June 2024	5,245,115,318	223,152,985

(ii)	Ordinary shares

Ordinary shares have no par value and the Group does not have a limited amount of authorised capital. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll, each share is entitled to one vote.

(b)	Accumulated losses

Movements in accumulated losses were as follows:

	30 June 2024	30 June 2023
Balance at the beginning of the year	195,130,889	181,884,388
Net loss for the period	(19,123,464)	(13,806,515)
Reclassify expired options from reserves	-	(560,014)
Reclassify forfeited options from reserves	(93,222)	-
Balance at the end of the year	214,161,131	195,130,889

(c)	Reserves

Share based payment reserve	Notes	30 June 2024	30 June 2023	30 June 2024	30 June 2023
		Options	Options	$	$
Options over fully paid ordinary shares	5(c)(i)	3,250,009,092	170,042,720	4,806,203	3,972,475
		3,250,009,092	170,042,720	4,806,203	3,972,475

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2024

(continued)

5	Equity (continued)

(c)	Reserves (continued)

(i)	Options over fully paid ordinary shares

The tables below presents the number of options issued, lapsed or expired during the year ended 30 June 2024.

	Details	Number	Amount
			$
11- Sep-2023	Unlisted options forfeited	(500,000)	(7,126)
01-Dec-2023	Unlisted options issued under ESOP at $0.0105	8,000,000	36,800
08-Jan 2024	Unlisted options issued at $0.0100	457,142,830	-
08-Jan 2024	Issue of free-attaching options at $0.0070	1,371,428,567	-
02-Feb-2024	Issue of free-attaching options at $0.0020	190,476,123	-
02-Feb-2024	Issue of free-attaching options at $0.0070	571,428,556	-
05-Apr-2024	Issue of free-attaching options at $0.0070	285,087,715	-
22-Apr-2024	Exercise of options	(7,097,419)	-
21-May-2024	Unlisted options forfeited	(5,000,000)	(86,096)
27-Jun-2024	Unlisted options issued under ESOP at $0.0040	26,500,000	49,398
27-Jun-2024	Unlisted options issued under ESOP at US$0.0031	62,500,000	119,707
27-Jun-2024	Unlisted options issued under ESOP at US$0.0030	120,000,000	209,620
30-Jun-2024	Share-based payment expenses	-	466,425
		3,079,966,372	788,728

There was no further movement during the year ended 30 June 2024.

(iii)	Nature and purpose of reserves

The share based payments reserve is used to recognise the fair value of options and warrants issued to directors, employees and consultants but not exercised.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2024

(continued)

6	Events occurring after the reporting period

On 17 July 2024 Alterity Therapeutics announced positive interim data from the ATH434-202 phase 2 clinical trial. The interim analysis included clinical and biomarker data on participants treated with ATH434, as well as neuroimaging data.

As announced on 18 July 2024, the Group issued 75,220,800 shares at $0.0054 per share through the use of its “at market” (ATM) facility amounting to $406,192. This will fund working capital and progress its research and development activities.

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

7	Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Alterity Therapeutics Limited

Notes to the financial statements

30 June 2024

(continued)

7	Significant estimates and assumptions (continued)

(a)	Going Concern

The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the long-term development of its planned research and development programs. Cash and cash equivalents on hand as at 30 June 2024 was $12,638,885. The Group intends to raise additional equity funding within the next year to enable further progression of its planned research and development programs, however there is uncertainty associated with its ability to successfully raise such funds in the time and amounts needed to meet its requirements.

The inability to obtain funding as and when needed would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to operate and to develop and commercialise its product candidates, it could be forced to delay, reduce or eliminate some or all of its research and development programs, which would adversely affect its business prospects.

As a result, there is a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and that it may be unable to realise its assets and liabilities in the normal course of business. However, the directors believe that it will be successful in the above matters and accordingly have prepared the financial report on a going concern basis.

Our consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realisation of assets and the satisfaction of its liabilities in the normal course of business.